

September 19, 2024

Josephine Iannelli
Chief Financial Officer
Bar Harbor Bankshares
PO Box 400, 82 Main Street
Bar Harbor, ME 04609-0400

>   **Re: Bar Harbor Bankshares**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 001-13349**

Dear Josephine Iannelli:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Non-GAAP Financial Measures, page 45

1.   We note your presentation of a non-GAAP financial measure for "Tangible book value per share, excluding securities adjustment," which represents the exclusion of the total unrealized loss on available-for-sale securities recorded within total common shareholders' equity. This represents an individually tailored accounting measure given that the adjustment to exclude the unrealized (loss) gain on securities has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this non-GAAP measure from your future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mengyao Lu at 202-551-3471 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance